Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Berry Corporation (bry):

We consent to the incorporation by reference in the registration statements (Nos. 333-233207 and 333-226582) on Forms S-3 and S-8 of Berry Corporation (bry) of our report dated February 24, 2021, with respect to the consolidated balance sheets of Berry Corporation (bry) and its subsidiary as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Berry Corporation (bry).

/s/ KPMG LLP
Los Angeles, California
February 24, 2021